As filed with the Securities and Exchange Commission on March 31, 2003

Registration No. 33-31832

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 4 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

INTERCONTINENTAL HOTELS GROUP PLC

(f/k/a Six Continents plc)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
ENGLAND AND WALES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 4 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 14, 15 and 19
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 18 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 14, 15, 17 and 19
(v) The sale or exercise of rights	Articles number 12, 13, 14 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 14, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Articles number 11 and 17
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7 and 23
(x) Limitation upon the liability of the depositary	Articles number 12, 19, 20 and 22
3. Fees and Charges	Articles number 6 and 7

Item - 2.

Available Information

Public reports furnished by issuer	Articles number 11 and 17

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December 12, 1989, as amended and restated as of January 27, 1992, as further amended and restated as of February 9, 1998, as further amended and restated as of July 30, 2001, as further amended and restated as of ____________, 2003, among InterContinental Hotels Group PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter agreement among InterContinental Hotels Group PLC and The Bank of New York relating to pre-release activities.  Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, March 27, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of 28p Nominal Value Per Share, of InterContinental Hotels Group PLC.

By:

The Bank of New York,
 As Depositary

By:  /s/ VINCENT J. CAHILL, JR.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, InterContinental Hotels Group PLC has caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, England on March 31, 2003.

InterContinental Hotels Group PLC

By:  /s/ RICHARD NORTH
Name:  Richard North
Title:  Director

Each person whose signature appears below hereby constitutes and appoints Richard North, Richard Solomons, Richard Winter and Catherine Springett, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated on March 31, 2003.

/s/ SIR IAN PROSSER Sir Ian Prosser Director
/s/ RICHARD NORTH Richard North Director and Chief Executive (Principal Executive Officer)
/s/ RICHARD SOLOMONS Richard Solomons Director and Finance Director (Principal Financial and Accounting Officer)
/s/ ROBERT JACKMAN Robert Jackman Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of December 12, 1989, as amended and restated as of January 27, 1992, as further amended and restated as of February 9, 1998, as further amended and restated as of July 30, 2001, as further amended and restated as of ____________, 2003, among InterContinental Hotels Group PLC, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter agreement among InterContinental Hotels Group PLC and The Bank of New York relating to pre-release activities.
4	Previously filed.